Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	ERNST & YOUNG LLP
AND TO:	KPMG LLP

RE:       Notice of Change of Auditors – Canadian Zinc Corporation (the "Company")

Pursuant to Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), the Company hereby gives notice of a change of auditors of the Company, as follows:

1.
the Company determined that it will not propose Ernst & Young LLP (the "Predecessor Auditor") for reappointment as the auditor of the Company on the expiry of its term of office at the Annual General Meeting of Shareholders of the Company (or any adjournment thereof) scheduled to be held on June 23, 2015 (the "Meeting");

2.	the Company will propose that the shareholders of the Company appoint at the Meeting KPMG LLP (the "Successor Auditor") as the successor auditor of the Company;

3.
the termination of the Predecessor Auditor and the proposed appointment of the Successor Auditor have been considered and approved by the Board of Directors of the Company on April 30, 2015 with effect on the date of the Meeting;

4.
no auditor's reports prepared by the Predecessor Auditor in respect of the Company's financial statements relating to the relevant period (beginning on January 1, 2013) contained any modified opinion; and

5.	there have been no "reportable events" (as that term is defined in NI 51-102) involving the Company and the Predecessor Auditor.

DATED this 1st day of May, 2015.

CANADIAN ZINC CORPORATION

Per:	/S/ Trevor L. Cunningham
Trevor L. Cunningham Chief Financial Officer, Vice President, Finance and Corporate Secretary